===============================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For November 14, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

                               ----------------

                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

                               ----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                 ----------

  1.  Press Release "CVRD: Financial Flows, Debt and Growth", dated
      November 13, 2001..............................................     3

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             ---------------------------------
                                             Name: Eduardo de Carvalho Duarte
                                             Title:   Chief Accountant


Dated: November 14, 2001

                                                                         Item 1


[GRAPHIC OMITTED]   Companhia
                    Vale do Rio Doce                               Press Release


                    CVRD: Financial Flows, Debt and Growth

Rio de Janeiro, November 13, 2001 - From January 1997 to September 2001, CVRD's cash generation has been sufficient to allow it to distribute dividends - in the form of interest on capital -, provide finance for investments, and at the same time permit a reduction in net debt.

Interest on capital of US$ 2.309 billion has been paid to shareholders and capital expenditure in the period amounted to US$ 3.868 billion, including acquisitions of PPSA, FCA, CPFL, SIBRA, Socoimex, Samitri, Samarco, GIIC and Ferteco. At the same time, net debt, as measured by the difference between total debt and cash and marketable securities owned by CVRD and its wholly-owned overseas subsidiaries, fell from US$ 513 million, as of December 31, 1997, to US$ 236 million, as of September 30, 2001, a reduction of US$ 277 million.

Therefore, an amount of US$ 6.454 billion was spent on dividend distribution, investments and debt amortization. This was financed by a cash flow generation of US$ 5.233 billion and funds originated from divestitures.

The EBITDA/ interest expenses rose from 4.8x in 1997 to 6.1x in 2001, while at the same time the ratio of net debt /EBITDA dropped from 0.57x to 0.21x. Leverage, as measured by the net debt/net debt plus equity ratio, remained at 6%, an extremely low level.

These data reflect CVRD's capacity to finance future growth through cash generation and/or increased leverage, while at the same time distributing significant dividends to shareholders.


                    Operational Cash Flow - in US$ million

                  1997      1998      1999     2000     9M 01
                  ----    ------    ------   ------    ------
                   781     1,054     1,147    1,010    1,241

[GRAPHIC OMITTED]   Companhia
                    Vale do Rio Doce                               Press Release

                   Dividends Distribution* - in US$ million

                  1997      1998      1999     2000     9M 01
                  ----     -----     -----    -----    ------

                   300       590       517      258       644

* Effective payment of interest on shareholders equity.



                            CAPEX* - in US$ million

                  1997      1998      1999     2000     9M 01
                  ----    ------    ------    -----    ------

                   469       466       343    1,602       989

* Includes acquisition.



                      Debt Evolution - in US$ million

                         Gross Debt     CVRD Cash*

           Dec 97        Dec 98      Dec 99       Dec 00      Sept 01
        -----------  -----------  -----------  -----------  -----------

        1,601 1,880  1,655 1,160  1,649 1,438  2,417 1,187  1,088 1.644

* Includes cash of CVRD's wholly owned subsidiaries abroad.

[GRAPHIC OMITTED]   Companhia
                    Vale do Rio Doce                               Press Release


                           Debt Coverage Indicators


                            1997      1998     1999      2000      9M 01
                         -------   -------  -------   -------    -------
Net Debt/LTM EBITDA         0.57      0.42     0.17      1.00       0.21
EBITDA/Gross
  Interest Expenses         4.78      5.53     6.11      5.18       6.06



                                 Debt Leverage

                        Net Det/(Net Debt + Equity) (x)


                            1997      1998     1999      2000      9M 01
                         -------   -------  -------   -------    -------
                            0.06      0.06     0.03      0.19       0.05


                                        For further information, please contact:
                  Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                              Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                             Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                            Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946





This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.